UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No.            )*

Teléfonos de México, S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 879403780

The CUSIP for the American Depositary Shares representing A Shares is 879403400

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

175 E. Houston

San Antonio, Texas 78205-2233

Telephone Number: 210-351-3736

Wayne Wirtz, Esq.

AT&T International, Inc.

175 E. Houston

San Antonio, Texas 78205-2233

Telephone Number: 210-351-3736

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None for the L Shares

None for the A Shares

The CUSIP for the American

Depositary Shares representing L

Shares is 879403780

The CUSIP for the American

Depositary Shares representing A

Shares is 879403400

Page 2 of 38 Pages

1	NAME OF REPORTING PERSONS. AT&T Inc. (formerly known as SBC Communications Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0 A Shares and 1,799,453,534 L Shares[1]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0 A Shares and 1,799,453,534 L Shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 1,799,453,534 L Shares[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 14.76% of L Shares[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

[1]

To the extent that AT&T is considered to be a group with Carso Global Telecom, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States (“CGT”), AT&T believes (based on its knowledge derived from the Slim 13D) that it may be deemed to have Shared Voting Power and Shared Dispositive Power of up to approximately 2,523,332,176 additional L Shares (based upon an estimate of the maximum number of AA Shares (which are not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) owned by CGT that may be converted into L Shares in accordance with the restrictions described in Item 4 of this 13D assuming all AA Shares owned by AT&T are converted into L Shares (AT&T would also, in that case, be deemed to have Shared Voting Power and Shared Dispositive Power of additional AA Shares owned by CGT which would not be convertible into L Shares in accordance with the restrictions described in Item 4 of this 13D). The maximum number of AA Shares convertible into L Shares is based upon (i) 10,393,514,176 L Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange, (ii) 8,114,596,082 AA Shares outstanding as of June 18, 2008, as reported by the Mexican Stock Exchange and (iii) 424,174,102 A Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange.

[2]

To the extent that AT&T is considered to be a group with CGT, AT&T believes (based on its knowledge derived from the Slim 13D) that it may be deemed to have beneficial ownership of up to an additional 7,252,832,176 L Shares and 91,994,660 A Shares, although these numbers may be greater, based upon the maximum number of AA Shares owned by CGT that may be converted into L Shares in accordance with the restrictions described in Item 4 of this 13D assuming all AA Shares owned by AT&T are converted into L Shares (AT&T would also, in that case, be deemed to have beneficial ownership of additional AA Shares owned by CGT which would not be convertible into L Shares in accordance with the restrictions described in Item 4 of this 13D). The maximum number of AA Shares convertible into L Shares is based upon (i) 10,393,514,176 L Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange, (ii) 8,114,596,082 AA Shares outstanding as of June 18, 2008, as reported by the Mexican Stock Exchange and (iii) 424,174,102 A Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange. To the extent CGT may be considered as part of a group with members other than AT&T and AT&TI, AT&T may be deemed to have beneficial ownership of L Shares, AA Shares and A Shares in excess of the amounts reflected in this footnote (see Slim 13D for additional details).

[3]

To the extent that AT&T is considered to be a group with CGT, AT&T believes (based on its knowledge derived from the Slim 13D) that it may be deemed to have beneficial ownership of up to 61.14% of the outstanding L Shares, based upon the maximum number of AA Shares owned by CGT that may be converted into L Shares in accordance with the restrictions set forth in Item 4 of this 13D assuming all AA Shares owned by AT&T are converted into L Shares and up to 21.69% of the outstanding A Shares. The percentage of A Shares and L Shares beneficially owned by AT&T and the maximum number of AA Shares convertible into L Shares is based upon (i) 10,393,514,176 L Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange, (ii) 8,114,596,082 AA Shares outstanding as of June 18, 2008, as reported by the Mexican Stock Exchange and (iii) 424,174,102 A Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange. To the extent CGT may be considered as part of a group with members other than AT&T and AT&TI, AT&T may be deemed to have beneficial ownership of L Shares, AA Shares and A Shares in excess of the amounts reflected in this footnote (see Slim 13D for additional details).

SCHEDULE 13D

CUSIP No. None for the L Shares

None for the A Shares

The CUSIP for the American

Depositary Shares representing L

Shares is 879403780

The CUSIP for the American

Depositary Shares representing A

Shares is 879403400

Page 3 of 38 Pages

1	NAME OF REPORTING PERSONS. AT&T International, Inc. (formerly known as SBC International Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0 A Shares and 1,799,453,534 L Shares[4]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0 A Shares and 1,799,453,534 L Shares[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 1,799,453,534 L Shares[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 14.76% of L Shares[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[4]

To the extent that AT&TI is considered to be a group with CGT, AT&TI believes (based on its knowledge derived from the Slim 13D (as defined herein)) that it may be deemed to have Shared Voting Power and Shared Dispositive Power of up to approximately 2,523,332,176 additional L Shares (based upon an estimate of the maximum number of AA Shares (which are not registered under Section 12 of the Exchange Act) owned by CGT that may be converted into L Shares in accordance with the restrictions described in Item 4 of this 13D assuming all AA Shares owned by AT&TI are converted into L Shares (AT&TI would also, in that case, be deemed to have Shared Voting Power and Shared Dispositive Power of additional AA Shares owned by CGT which would not be convertible into L Shares in accordance with the restrictions described in Item 4 of this 13D). The maximum number of AA Shares convertible into L Shares is based upon (i) 10,393,514,176 L Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange, (ii) 8,114,596,082 AA Shares outstanding as of June 18, 2008, as reported by the Mexican Stock Exchange and (iii) 424,174,102 A Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange.

[5]

To the extent that AT&TI is considered to be a group with CGT, AT&TI believes (based on its knowledge derived from the Slim 13D) that it may be deemed to have beneficial ownership of up to an additional 7,252,832,176 L Shares and 91,994,660 A Shares, although these numbers may be greater, based upon the maximum number of AA Shares owned by CGT that may be converted into L Shares in accordance with the restrictions described in Item 4 of this 13D assuming all AA Shares owned by AT&TI are converted into L Shares (AT&TI would also, in that case, be deemed to have beneficial ownership of additional AA Shares owned by CGT which would not be convertible into L Shares in accordance with the restrictions described in Item 4 of this 13D). The maximum number of AA Shares convertible into L Shares is based upon (i) 10,393,514,176 L Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange, (ii) 8,114,596,082 AA Shares outstanding as of June 18, 2008, as reported by the Mexican Stock Exchange and (iii) 424,174,102 A Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange. To the extent CGT may be considered as part of a group with members other than AT&T and AT&TI, AT&TI may be deemed to have beneficial ownership of L Shares, AA Shares and A Shares in excess of the amounts reflected in this footnote (see Slim 13D for additional details).

[6]

To the extent that AT&TI is considered to be a group with CGT, AT&TI believes (based on its knowledge derived from the Slim 13D) that it may be deemed to have beneficial ownership of up to 61.14% of the outstanding L Shares, based upon an estimate of the maximum number of AA Shares owned by CGT that may be converted into L Shares in accordance with the restrictions set forth in Item 4 of this 13D assuming all AA Shares owned by AT&TI are converted into L Shares and up to 21.69% of the outstanding A Shares. The percentage of A Shares and L Shares beneficially owned by AT&TI and the maximum number of AA Shares convertible into L Shares is based upon (i) 10,393,514,176 L Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange, (ii) 8,114,596,082 AA Shares outstanding as of June 18, 2008, as reported by the Mexican Stock Exchange and (iii) 424,174,102 A Shares outstanding as of June 18, 2008 as reported by the Mexican Stock Exchange. To the extent CGT may be considered as part of a group with members other than AT&T and AT&TI, AT&TI may be deemed to have beneficial ownership of L Shares, AA Shares and A Shares in excess of the amounts reflected in this footnote (see Slim 13D for additional details).

This statement on Schedule 13D (this “13D”) is being filed to amend the statement on Schedule 13G of AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI”) filed on February 14, 1992 (as amended on February 15, 1995, March 28, 2001 and February 12, 2007) relating to the L Shares (as defined below). AT&T and AT&TI (the “Reporting Persons”) have concluded that the arrangements contained in the Shareholders Agreement (the “Shareholders Agreement”), dated December 20, 2000, between CGT, and AT&TI and the Trust Agreement (the “Trust Agreement” and, together with the Shareholders Agreement, the “Telmex Agreements”), dated March 28, 2001, between CGT and AT&TI may result in their being treated as a group with CGT. To the knowledge of the Reporting Persons, CGT may be deemed to be controlled by Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”) and as a result CGT may be considered to be part of a group with the members other than AT&T and AT&TI (see the Schedule 13D filed by the Slim Family on February 6, 1998, as amended through June 19, 2008 (the “Slim 13D”) for additional details).

Item 1.	Security and Issuer.

This 13D relates to the Series L Shares, without par value (the “L Shares”) and Series A Shares, without par value (the “A Shares”), of Teléfonos de México, S.A.B. de C.V. (the “Issuer”) . The address of the principal executive offices of the Issuer is Parquet Via 190, Colonia Cuaulitémoc, 06599 México, D.F., México.

Item 2.	Identity and Background.

(a) and (b)

AT&T is a Delaware corporation, with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of AT&T. AT&T is among the largest providers of telecommunications services in the United States and the world. AT&T offers services and products to consumers in the U.S. and services and products to businesses and other providers of telecommunications services worldwide. The services and products that AT&T offers vary by market, and include: local exchange services, wireless communications, long-distance services, data/broadband and Internet services, telecommunications equipment, managed networking, wholesale services and directory advertising and publishing. AT&T does not directly hold any securities of the Issuer.

AT&TI is a Delaware corporation and wholly-owned subsidiary of AT&T, with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors and AT&T, there are no persons or corporations controlling or ultimately in control of AT&TI. AT&TI is engaged primarily in the holding of international assets in the telecommunications business.

(c) Per Instruction C, the name, business address, and principal occupation (including the name, address and principal business of the employer) of each executive officer and director of the Reporting Persons are set forth in Exhibit I hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The Reporting Persons are incorporated in the State of Delaware. Each executive officer and director of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons initially acquired the AA Shares for cash on February 13, 1992.

Item 4.	Purpose of Transaction.

The Reporting Persons’ shares in the Issuer were acquired for the purpose of investment, although the group that the Reporting Persons may be deemed to be a part of may be deemed to have acquired their shares for other purposes based on the purpose for which Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”) and the Mexican Trust that holds AA Shares and L Shares for which the Slim Family is a beneficiary (the “Control Trust”) acquired its shares and such group may be deemed to control the Issuer. On December 20, 2000, CGT and AT&TI entered into the Shareholders Agreement, and on March 28, 2001, CGT and AT&TI established a trust by entering into a Trust Agreement, which govern the ownership and voting of any and all future AA Shares owned by such parties.

Under the terms of the Telmex Agreements, each of CGT and AT&TI agreed to vote its AA Shares in favor of 13 members nominated by CGT to the board of directors of the Issuer (the “Board”) and four members nominated by AT&TI to the Board (or in similar proportion if the holders of AA Shares are unable to elect 17 members of the Board); provided that upon the reduction of the number of members of the Board to 13, AT&TI shall only be entitled to nominate two members to the Board. The Board will not consider or vote on any specified matter to be reviewed by the executive committee of the Issuer (the “Executive Committee”) unless the Executive Committee has made a recommendation to the Board with respect to such matter, subject to certain exceptions. The Executive Committee consists of four members, three of whom shall be appointed by CGT and one of whom shall be appointed by AT&TI. CGT and AT&TI have agreed to cause the Executive Committee to use their best efforts to mutually agree upon all matters presented to the Executive Committee, and to follow certain procedures in the event they are unable to do so. With the exception of the appointment of members to the Board and the Executive Committee, under the terms of the Telmex Agreements, CGT has the power to direct the voting of the AA Shares held by AT&TI.

In addition, under the Telmex Agreements each of AT&TI and CGT has granted to the other a right of first offer on any proposed transfer of AA Shares held by such party, except for transfers to certain affiliates. Upon the receipt of a notice of proposed transfer, the party receiving the notice shall have 30 calendar days to decide whether it wishes to purchase all (but not less than all) of the AA Shares proposed to be sold by the notifying party; provided that if AT&TI is prohibited by Mexican law from acquiring the AA Shares proposed to be sold by CGT, AT&TI may exercise its right to purchase through a third party, trust or other legal entity legally allowed to hold AA Shares. In the event the receiving party elects not to purchase the AA Shares offered for sale or is otherwise unable to complete the purchase of such AA Shares in accordance with the Shareholders Agreement, the notifying party shall have 180 days within which to sell such AA Shares, to a third party at the same price offered to the receiving party; provided, that the purchasing third party shall have agreed in advance to be governed by a shareholders agreement on substantially the same terms as provided for in the Telmex Agreements. In addition to the right of first offer described above, each of CGT and AT&TI has granted to the other certain drag along rights, which require AT&TI to sell its interest. Should CGT transfer its AA Shares to a third party so that it no longer directly or indirectly owns the majority of the AA Shares, AT&TI shall have a tag along right which will permit AT&TI, in its discretion, to sell to the third party buyer the same portion of AA Shares as CGT is selling. Notwithstanding any of the foregoing, either party to the Telmex Agreements is free to convert any AA Shares held by such party into L Shares and transfer such L Shares to a third party without complying with the right of first offer and drag along right described above.

The current term of the Shareholders Agreement ends on December 20, 2009. The Shareholders Agreement provides that at the end of its term it shall be automatically renewed for two years unless either party has provided notice at least six months prior to the end of its term that it is terminating the Shareholders Agreement at the end of its current term. During the term of the Shareholders Agreement, the Shareholders Agreement may be terminated upon the mutual agreement of AT&TI and CGT. Additionally, the Shareholders Agreement shall terminate in the event of any of the following: (i) dissolution and liquidation of the Issuer, (ii) material breach by one of the parties or (iii) the conversion by any of the parties of all its AA Shares into L Shares, or in certain other instances as set forth therein.

The current term of the Trust Agreement ends on March 28, 2031. The Trust Agreement provides that at the end of its term the assets of the trust may be transferred to another trust within a determined trustee institution, with purposes similar to those provided in the Trust Agreement. If at the end of the term of the Trust Agreement no instructions have been provided with respect to the transfer of the assets of the trust, or with respect to the sale, transfer or conversion of the AA Shares that remain part of the trust, then all the AA Shares still part of the trust shall be sold on the Bolsa Mexicana de Valores, S.A. de C.V. and the net amount of the proceeds shall be given to AT&TI, as the beneficiary. The Trust Agreement may be terminated upon written request of AT&TI if Banco Inbursa, S.A., Division Fiduciaria (the “Trustee”) transfers ownership of the assets of the trust in any of the following forms: (a) delivering all of the AA Shares to AT&TI when AT&TI so requests; (b) transferring all of the AA Shares to any other person appointed by AT&TI; (c) selling, assigning or alienating all of the AA Shares in a form determined by AT&TI; or (d) converting all of the AA Shares in the form determined by AT&TI into another series of shares established under the Issuer’s bylaws.

The foregoing description is qualified in its entirety by the Telmex Agreements, which are referenced in Item 7 of this 13D and incorporated in this Item 4 by reference.

Through its direct ownership of AA Shares, the Telmex Agreements and Mexican Law, AT&TI may be deemed to be part of a group with CGT. To the knowledge of the Reporting Persons based on the Slim 13D:

(i)	CGT is a sociedad anonima bursátil de capital variable organized under the laws of Mexico. CGT is a holding company with interests in the Issuer and other telecommunications companies;

(ii)	Information regarding the executive officers and directors of CGT are set forth in Exhibit VI attached hereto; and

(iii)	None of the executive officers and directors of CGT listed in Exhibit VI hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

In addition, under the Issuer’s bylaws, AT&TI, as a non-Mexican investor, is required to hold its AA Shares in a trust that requires the trustee to vote the AA Shares held in trust in the same manner as the majority of AA Shares. Furthermore, the Issuer’s bylaws prohibit a non-Mexican investor form holding a majority of the outstanding AA Shares.

Under the Issuer’s bylaws, AA Shares and A Shares have full voting rights and L Shares have limited voting rights. Each L Share is convertible at the holder’s option into one AA Share, and each AA Share and each A Share is convertible at the holder’s option into one L Share, in each case subject to restrictions under the Issuer’s by-laws, which are summarized in the table below.

Class of Issuer’s Capital Stock	% of Issuer’s Outstanding Capital Stock	% of Combined Number of Outstanding AA Shares and A Shares
A Shares	No more than 19.6%	No more than 49%
AA Shares	At least 20% but no more than 51%	No less than 51%
Combined AA Shares and A Shares	No more than 51%
Combined A Shares and L Shares	No more than 80%

Except as set forth in this 13D, including as described in the paragraph below, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

The Reporting Persons, like the Issuer, are engaged in the telecommunications business, although generally in different parts of the world. As a result, the Reporting Persons, the Issuer, persons with ownership interests in CGT and their affiliates and other persons with interests in the Issuer regularly discuss the businesses of the Issuer and the Reporting Persons and commercial and joint business transactions that may be of mutual interest. In addition, from time to time the Reporting Persons assess their position relative to the Issuer and depending on market conditions, the Issuer’s financial condition, business, operations and prospects and other factors, may change their plans or intentions and take any and all actions they may deem appropriate to their business interests or to maximizing the value of their investment, including, but not limited to, (i) proposing and discussing transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer and any other arrangements which may relate to the control of all or part of the Issuer and its businesses), (ii) acquiring or disposing of securities of the Issuer, or (iii) otherwise making a plan or proposal, with respect to any of the foregoing. The Reporting Persons reserve the right to formulate other plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this 13D, to the extent deemed advisable by the Reporting Persons.

The group that the Reporting Persons may form a part of may have other plans and purposes from time to time of which the Reporting Persons may have no knowledge.

The Reporting Persons do not expect to amend this 13D with respect to any plans or proposal relating to any of the foregoing until such time (if ever) as those plans or proposals become definitive enough to warrant disclosure.

Information contained in this 13D with respect to the intentions and ownerships of CGT and, to the extent the Reporting Persons are considered to be in a group with CGT, the amount of additional L Shares and A Shares the Reporting Persons may be deemed to have beneficial ownership, shared voting power or shared dispositive power as a result of such group is based upon the knowledge of the Reporting Persons derived from the Slim 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons have the following beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS):

	Number of A Shares	% of Class	Number of L Shares	% of Class
AT&T	0 (see footnote 2)	0.0%	1,799,453,534 (see footnote 2)	14.73% (see footnote 3)
AT&TI	0 (see footnote 5)	0.0%	1,799,453,534 (see footnote 5)	14.73% (see footnote 6)

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of A Shares or L Shares separate from the beneficial ownership held by the Reporting Persons.

In the event that CGT is deemed to be part of a group with the Reporting Persons, to the knowledge of the Reporting Persons, CGT has the following beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS):

	Number of A Shares	% of Class	Number of L Shares	% of Class
CGT(7)	91,994,660	21.69%	9,032,956,628	60.63%

(b) The Reporting Persons and, to the knowledge of the Reporting Persons, CGT has the sole power to vote or direct the vote, shared power to vote or to direct the vote, the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of the following A Shares (including A Shares ADS):

[7]	For additional information see Slim 13D.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
AT&T	0	0	0	0
AT&TI	0	0	0	0
CGT(7)		91,994,660		91,994,660

The Reporting Persons and, to the knowledge of the Reporting Persons, CGT has the sole power to vote or direct the vote, shared power to vote or to direct the vote, the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of the following L Shares (including L Shares ADS):

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
AT&T	0	1,799,453,534 (see footnote 1)	0	1,799,453,534 (see footnote 1)
AT&TI	0	1,799,453,534 (see footnote 4)	0	1,799,453,534 (see footnote 4)
CGT(7)		9,032,956,628		9,032,956,628

CGT is described in Item 4 hereto and incorporated herein by reference.

(c) Exhibit II sets forth any transactions in A Shares, L Shares, A Share ADS and L Share ADS effecting during the past sixty days by the Reporting Persons.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this 13D are treated as beneficially owned by CGT. During the time that the shares are held by the counterparty, CGT pays interest to the counterparty on an amount equal to the total purchase price.

Counterparty	Expiration Date	Number of L Shares	Purchase Price per L Share	Interest Rate
Dresdner Bank A.G.	March 27, 2008	135,318,000	$ .7390	LIBOR + 0.875%
JP Morgan Chase Bank, N.A.	August 11, 2010	256,986,840	$ .7785	LIBOR + 0.625%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	97,943,200	$1.0210	LIBOR + 0.250%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	181,323,680	$1.1030	LIBOR + 0.250%
Santander Central Hispano Benelux S.A. de N.V.	September 13, 2011	83,091,000	$1.2035	LIBOR + 0.20%

Counterparty	Expiration Date	Number of L Shares	Purchase Price per L Share	Interest Rate
Wachovia Bank National Association	September 14, 2011	83,091,000	$1.2035	LIBOR + 0.25%
Santander Central Hispano Benelux S.A. de N.V.	October 17, 2011	74,019,260	$1.3510	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 7, 2011	149,031,300	$1.3420	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 19, 2011	144,613,160	$1.3830	LIBOR + 0.20%
BNP Paribas, S.A.	December 19, 2011	71,864,900	$1.3915	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	February 17, 2012	193,361,280	$1.5510	LIBOR + 0.250%
Santander Central Hispano Benelux S.A. de N.V.	April 18, 2012	56,069,540	$1.7835	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	May 14, 2012	54,127,200	$1.8475	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 17, 2012	114,351,060	$1.7490	LIBOR + 0.25%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	August 17, 2012	121,175,420	$1.6505	LIBOR + 0.25%

The foregoing description is based entirely on the Slim 13D. The Reporting Persons believe (based on discussions with representatives of the Slim Family) that the terms of the Forward Share Purchase Transactions will be adjusted to reflect the Spin-Off.

Other than as disclosed in Item 4 of this 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
I	Directors and Officers of the Reporting Persons

II	Transactions in A Shares, L Shares, A Shares ADS and L Shares ADS

III	Shareholders Agreement, dated as of December 20, 2000, between CGT and AT&TI (formerly known as SBC International, Inc.)

IV	Trust Agreement, dated as of March 28, 2001, among Banco International, S.A., Banco Inbursa, AT&TI (formerly known as SBC International, Inc.) and CGT (Original, Spanish version)

V	Trust Agreement, dated as of March 28, 2001, among Banco International, S.A., Banco Inbursa, AT&TI (formerly known as SBC International, Inc.) and CGT (English Version)

VI	Directors and Officers of CGT

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this 13D is true, complete and correct.

Dated: June 20, 2008

AT&T Inc.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Vice President and Treasurer